UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

SEC 20-F Statement Filed

Standard & Poor’s Listed

August 2, 2005	For Immediate Release

NEWS RELEASE

GREAT PANTHER TO ACQUIRE HISTORIC MEXICAN SILVER-GOLD MINES

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to provide additional details on the proposed acquisition, announced July 20, 2005, of a 100% interest in a group of producing silver-gold mines in Guanajuato, Mexico. The Guanajuato District is one of the most prolific and best known silver districts in the world with silver being discovered in 1548 and estimates of historic production ranging from 700 million to 1.5 billion ounces of silver and 4 to 7 million ounces of gold. During the 18th century, the district was reportedly “producing one-third of the world’s silver”.

The three principal mines in Great Panther’s proposed acquisition, the Valenciana, Cata and Rayas, are situated on the main Veta Madre (Mother Lode) structure that trends northwest-southeast through the district for at least 25 kilometres. The Valenciana Mine was once said to be “the richest silver mine in the world”. Bonanza-style mineralization in the Veta Madre structure in this historic mine is still being extracted and is often considered as “direct shipping ore” (to the smelter) as the grades exceed those of the concentrates produced from average ore in the flotation plant.

Elsewhere in the mine complex, silver-gold mineralization is also found in quartz veins parallel to the Veta Madre and as large stockwork bodies on both sides of the structure. The stockworks can reach widths of 30 metres or more and locally exceed 100 metres in strike length and down-dip extent allowing for bulk tonnage underground mining methods to be used. One such body, in the Rayas Mine, has been mined continuously since its discovery in the early 1970’s.

The main claim block covers more than 3.5 kilometres of strike length along the Veta Madre and contains 25 shafts, 4 winzes (internal shafts) and more than a hundred kilometres of underground workings. The main shaft at each of the aforementioned mines is currently operational with ore being hoisted up the central Cata shaft where the plant that services the mines (1,200 tonnes per day capacity) is located. A fourth mine, San Ignacio, located in the La Luz district, only a few kilometres away, is presently closed but will be re-evaluated for it’s potential to support a new mining campaign.

Great Panther will be buying the mines from a mining cooperative, formed in 1939 when labour unrest resulted in the mines being turned over to the workers. As is the case with many Mexican mines, the operation has had little working capital in recent years and no holes have been drilled since 2000, with the result that there are no defined ore reserves, no systematic mine plan in place, and the plant is currently operating at about 20% capacity. Drill holes from the 1980’s and 1990’s, however, indicate that the mineralization continues to depth under the existing workings. In addition, there is significant potential to block out new resources on the existing levels with a comprehensive drilling and sampling program. Great Panther’s management believes that with such a program in place, a new and substantial resource base could be established such that the mines could be brought back into full production.

The total purchase price for the proposed acquisition is US$7,250,000 which includes 1,100 hectares in 2 main properties, the 1,200 tonne per day plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights (real estate). Upon signing the Letter of Intent, the Company paid US$125,000 to the Vendors and, upon completion of a formal inventory (in approximately 30 days), will pay an additional US$75,000. It is anticipated that the Formal Purchase Agreement will be signed within about 3 months, at which time, the Company will initiate a series of payments for the balance of the purchase. The acquisition is subject to the completion of satisfactory due diligence, the receipt of a positive NI 43-101 technical report (both underway), satisfactory financing, and acceptance for filing by the TSX Venture Exchange.

Through this proposed acquisition, Great Panther Resources Limited will be continuing its aggressive growth strategy focused on the exploration and development of silver and gold projects in Mexico. The Company is preparing to place the Topia Silver Mine, in Durango State, back into production and is exploring the Virimoa Gold Project in Durango and San Antonio Gold-Copper Project in Chihuahua.

For further information please visit the website at www.greatpanther.com or contact Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer

President and CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

_______________________________________________

Kaare G. Foy

Chief Financial Officer and Chairman

Date: August 8, 2005